RAD Technologies, Inc.

Consolidated Financial Statements

December 31, 2023 and 2022

RAD Technologies, Inc.
Index to Consolidated Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets as of December 31, 2023 and 2022... 3

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended

December 31, 2023 and 2022... 4

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended

December 31, 2023 and 2022 5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022 6

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022... 7



To the Board of Directors of
RAD Technologies, Inc.
Venice, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of RAD Technologies, Inc. and subsidiary (collectively, the "Company") which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception and has sustained net losses of $5,452,951 and $5,000,187 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $30,139,389 and cash of $354,783, relative to negative operating cash flows of $3,716,674 in 2023. The Company has a working capital deficit of $291,492 as of December 31, 2023, including a secured convertible note that is demandable in 2024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter – Restatement of Previously Issued Consolidated Financial Statements

The Company's 2022 consolidated financial statements were previously audited by another auditor, which issued an unqualified opinion dated November 18, 2023. As part of our audit of the 2022 financial statements, we also audited the adjustments described in Note 6 that were applied to restate the previously issued 2022 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
August 9, 2024

RAD Technologies, Inc.
Consolidated Balance Sheets

	December 31,	
	2023	**2022**
ASSETS		**(Restated)**
Current assets:		
Cash and cash equivalents	$ 354,783	$ 203,240
Accounts receivable, net	266,675	23,750
Prepaid expenses and other current assets	36,667	33,416
Due from related parties	8,362	12,331
Deposits	37,794	36,895
Current assets of discontinued operations	-	106,482
Total current assets	704,281	426,104
Property and equipment, net	7,206	9,454
Intangible assets, net	3,148,923	4,365,245
Total assets	$ 3,860,410	$ 4,800,803
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 202,697	$ 133,049
Accrued expenses and other current liabilities	65,147	37,784
Deferred revenue	-	12,751
Accrued interest	181,964	38,964
Current portion, long-term debt	500,000	-
Current liabilities of discontinued operations	45,965	125,570
Total current liabilities	995,773	348,118
Long-term debt	-	500,000
Convertible notes at fair value, net of unamortized discount	426,606	354,314
Total liabilities	1,422,379	1,202,432

Commitments and contingencies

Stockholders' equity:		
Common stock, Class B, $0.0001 par value, 50,000,000 shares authorized, 6,030,303 and 0 shares issued and outstanding as of December 31, 2023 and 2022, respectively	603	-
Common stock, Class A, $0.0001 par value, 200,000,000 shares authorized, 98,415,337 and 82,597,480 shares issued and outstanding as of December 31, 2023 and 2022, respectively	9,842	8,260
Additional paid-in capital	32,352,652	27,697,455
Subscription receivable	(364,800)	-
Accumulated deficit	(30,139,389)	(24,686,438)
Accumulated other comprehensive income	579,124	579,094
Total stockholders' equity	2,438,031	3,598,371
Total liabilities and stockholders' equity	$ 3,860,410	$ 4,800,803

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

RAD Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss

| | Year Ended December 31, | |
	2023	2022
		(Restated)
Net revenues	$ 506,686	$ 406,824
Cost of net revenues	1,430,575	1,476,896
Gross profit/(loss)	(923,889)	(1,070,072)
Operating expenses:		
General and administrative	2,781,788	2,059,615
Research and development	873,728	875,085
Sales and marketing	649,262	592,819
Total operating expenses	4,304,778	3,527,519
Loss from operations	(5,228,667)	(4,597,591)
Other income (expense), net:		
Interest income	535	955
Other income	31,478	-
Gain on loan forgiveness	-	45,960
Change in fair value of convertible notes	-	(276,018)
Interest expense	(242,840)	(39,501)
Total other income (expense), net	(210,827)	(268,604)
Provision for income taxes	-	-
Loss from continuing operations	(5,439,494)	(4,866,195)
Loss from discontinued operations	(13,457)	(133,992)
Net loss	(5,452,951)	(5,000,187)
Other comprehensive income (loss)	30	(8,143)
Net comprehensive loss	$ (5,452,921)	$ (5,008,330)
Weighted average common shares outstanding - basic and diluted	93,762,136	76,095,291
Net loss per common share - basic and diluted	$ (0.058)	$ (0.064)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

RAD Technologies Inc.
Consolidated Statements of Cash Flows

| | Common Stock | | | | Additional | | | Accumulated Other | Total |
| | Class A | | Class B | | Paid-in | Subscription | Accumulated | Comprehensive | Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Income (Loss)	Equity
Balances at December 31, 2021 (restated)	70,320,023	$ 7,032	-	$ -	$ 24,430,435	$ -	$ (19,686,251)	$ 587,237	$ 5,338,454
Issuance of common stock pursuant to Regulation CF, net of offering costs	12,076,957	1,208	-	-	1,950,686	-	-	-	1,951,894
Issuance of common stock for cash	200,500	20	-	-	31,725	-	-	-	31,745
Warrants issued with convertible notes	-	-	-	-	433,753	-	-	-	433,753
Stock based compensation	-	-	-	-	850,855	-	-	-	850,855
Currency translation adjustment	-	-	-	-	-	-	-	(8,143)	(8,143)
Net loss	-	-	-	-	-	-	(5,000,187)	-	(5,000,187)
Balances at December 31, 2022 (restated)	82,597,480	8,260	-	-	27,697,455	-	(24,686,438)	579,094	3,598,371
Issuance of common stock pursuant to Regulation CF, net of offering costs	14,915,592	1,492	6,030,303	603	4,147,042	(364,800)	-	-	3,784,336
Issuance of common stock for cash	902,265	90	-	-	164,910	-	-	-	165,000
Stock based compensation	-	-	-	-	343,245	-	-	-	343,245
Currency translation adjustment	-	-	-	-	-	-	-	30	30
Net loss	-	-	-	-	-	-	(5,452,951)	-	(5,452,951)
Balances at December 31, 2023	98,415,337	$ 9,842	6,030,303	$ 603	$ 32,352,652	$ (364,800)	$ (30,139,389)	$ 579,124	$ 2,438,031

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

RAD Technologies Inc.
Consolidated Statements of Cash Flows

		Year Ended December 31,		
		2023		**2022**
				(Restated)
Cash flows from operating activities:				
Net loss from continuing operations	$	(5,439,494)	$	(4,866,195)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:				
Depreciation		2,938		2,162
Amortization		1,216,322		1,216,322
Amortization of debt discount		72,292		12,049
Bad debt expense		-		14,158
Change in fair value of convertible notes		-		276,018
Stock-based compensation		343,245		850,855
Gain on loan forgiveness		-		(45,960)
Changes in operating assets and liabilities:				
Accounts receivable		(242,924)		191,450
Prepaid expenses and other current assets		(3,251)		(26,816)
Accounts payable		69,647		80,204
Accrued interest		143,000		18,750
Deferred revenue		(12,751)		10,126
Accrued expenses and other current liabilities		27,363		5,142
Net cash used in operating activities from continuing operations		(3,823,613)		(2,261,735)
Net cash provided by (used in) operating activities from discontinued operations		106,939		(234,144)
Net cash used in operating activities		(3,716,674)		(2,495,879)
Cash flows from financing activities:				
Proceeds from convertible notes		-		500,000
Repayments of loan payable		-		(60,639)
Advances from (repayments to) related parties		3,970		(81,910)
Issuance of common stock, net of offering costs		3,784,336		1,951,894
Collection of subscription receivable		9,990		-
Issuance of common stock for cash		165,000		21,755
Net cash provided by financing activities from continuing operations		3,963,296		2,331,100
Net cash provided (used in) by financing activities from discontinued operations		(93,519)		93,334
Net cash provided by financing activities		3,869,777		2,424,434
Net change in cash and cash equivalents		153,103		(71,445)
Effect of exchange rate on cash		(1,560)		(5,204)
Cash and cash equivalents at beginning of year		203,240		279,889
Cash and cash equivalents at end of year	$	354,783	$	203,240
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	27,548	$	8,702
Supplemental disclosure of non-cash investing and financing activities:				
Subscription receivable	$	364,800	$	9,990
Warrants issued with convertible notes	$	-	$	433,753

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

RAD Technologies Inc.
Notes to the Consolidated Financial Statements
As Of And For The Years Ended December 31, 2023 and 2022

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1. NATURE OF OPERATIONS

RAD Technologies Inc. (the "Company" or "RAD") is a Delaware corporation formed on July 6, 2018. The Company provides a content artificial intelligence ("AI") technology solution to digital marketing teams at various enterprises which aims to improve the performance of their articles, advertisements, emails, and product descriptions.

On June 28, 2021, the Company formed a wholly-owned subsidiary, RAD Canada Inc. ("RAD Canada") in the Province of Ontario, Canada. On August 5, 2021, RAD Canada entered into an Asset Purchase Agreement ("Agreement" or "Merger") with Atomic Reach, Inc. ("Atomic Reach" or "AR") whereby Atomic Reach agreed to sell, convey, assign, transfer and deliver to RAD substantially all of the assets, property and undertaking of and relating to the AR business, on the terms and conditions of the Agreement. The AR business is comprised of the development and commercialization of artificial intelligence software and services for producing, editing and optimizing the performance of electronic written content including marketing content such as emails, blogs, landing pages, articles, internet ads, product and service descriptions and similar content. See Note 3 for further detail.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise a substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $5,452,951 and $5,000,187 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years then ended. As of December 31, 2023, the Company had an accumulated deficit of $30,139,389 and had limited liquid assets to satisfy its obligations as they come due with $354,783 of cash and a working capital deficit of $291,492 as of December 31, 2023. Furthermore, the Company has a $500,000 secured convertible note which is demandable in 2024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, operating results, and ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

3.   REVERSE MERGER ACCOUNTING

In August 2021, the Company entered into an agreement with Atomic Reach, a content AI technology company based in Toronto to combine the business and operations of both companies. The transaction was structured as a business combination of Atomic Reach's assets by RAD Canada Inc. ("Buyer") in exchange for newly issued 37,521,716 shares of RAD, followed by distribution of such shares by way of a return of capital to AR shareholders in redemption of their AR shares.

The business combination was accounted for as a reverse recapitalization in accordance with GAAP as Atomic Reach has been determined to be the accounting acquirer, primarily due to the fact that Atomic Reach stockholders control the post-combination Company. Under this method of accounting, while RAD is the legal acquirer, it is treated as the "acquired" company for financial reporting purposes.

The net assets of RAD was stated at historical cost, with no goodwill or other intangible assets recorded. The historical financial statements of Atomic Reach for periods prior to the consummation of the merger reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada operations.

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of Atomic Reach, RAD and RAD Canada, Inc.. Intercompany balances, and income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2023 and 2022, the Company's cash and cash equivalents exceeded the FDIC insured limits by $4,648 and $0, respectively.

Accounts Receivable

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that no reserve allocation was necessary and that there is no significant risk that material uncollectible accounts existed. The Company written off $0 and $14,500 of accounts receivable for the years ended December 31, 2023 and 2022, respectively.

Subscriptions Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity on the consolidated balance sheet. As of December 31, 2023 and 2022, subscription receivable was $364,800, presented as a contra account to stockholder's equity, and $9,990, presented as current asset, respectively.

Deposits

As of December 31, 2023 and 2022, the Company held $37,794 and $36,895 as collateral for credit card, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and impairments. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated useful lives for property and equipment consist of furniture and computers and straight-line depreciation is based on a useful life of 3-5 years.

Acquisitions, Goodwill and Other Intangible Assets

The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company uses a variety of information sources to determine the value of acquired assets and liabilities, including identifiable intangibles.

Intangible Assets

Intangible assets are stated at their historical cost less accumulated amortization and impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Company's intangible assets consistent of developed technology pursuant to the Atomic Reach merger. The estimated useful life for the technology is 5 years, which is amortized on a straight-line basis.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company looks for indicators of a trigger event for asset impairment and pays special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are reviewed using factors including, but not limited to, future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

As of December 31, 2023 and 2022, there was no impairment for long-lived assets.

Convertible Instruments

The Company's convertible note (see Note 9) is valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives.

The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. The fair value was determined using the intrinsic value of the notes using the fair value of the underlying common stock price at $0.18 per share and the determined conversion price of $0.18 derived from a 20% discount on the Company's Regulation CF offering at $0.18 per share.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "*Related Party Disclosures*", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Foreign Currency Translation

The Company's consolidated financial statements are presented in US Dollar, which is also the functional currency of RAD Technologies, Inc. For each entity, functional currency is determined and items included in their separate financial statements are measured using that functional currency. All assets and liabilities are translated into U.S. Dollars at the balance sheet date, stockholders' equity, property and equipment and intangible assets are translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of consolidated stockholders' equity, captioned as accumulated other comprehensive income (loss). Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statements of operations as foreign currency exchange variance.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. During the years ended December 31, 2023 and 2022, the Company's only element of other comprehensive income was gains and losses from foreign currency translations.

Income Taxes

RAD is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, *Revenue from Contracts with Customers*. The Company determines revenue recognition through the following steps:

· Identification of a contract with a customer;

· Identification of the performance obligations in the contract;

· Determination of the transaction price;

· Allocation of the transaction price to the performance obligations in the contract; and

· Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have been transferred to the customer.

The Company derives its revenues from campaign-based influencer marketing and recurring subscription fees for having access to our AI platform. With respect to campaign-based influencer marketing, customers engage with the Company by confirming a total budget amount they have dedicated for a specific campaign. The Company then executes the influencer campaign deliverables while taking into consideration budget, margin and customer expectations. On the other hand, when customers engage the Company to access the AI platform, they are paying to have access to the AI platform for content ranking, optimization and recommendation tools. These tools typically improve content strategy, email programs, blogs and website copy.

The Company recognizes revenue from its marketing campaigns (channel fees) over time throughout the term of the agreed upon campaign, which is a measure of the Company's progress. The Company recognizes subscription fees (licensing fees) over time throughout the term of the customer contract.

Revenue by source consisted of the following for the years ended December 31, 2023 and 2022:

	Year Ended December 31,			
	2023		**2022**	
Channel fees	$	506,492	$	385,824
Licensing fees		194		21,000
Net revenues	$	506,686	$	406,824

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

The following table summarizes the accounts receivable balance as of December 31, 2023 and 2022.

	Year Ended December 31,	
	2023	**2022**
Beginning balance	$ 23,750	$ 229,359
New invoices issued	506,686	406,824
Bad debt	-	(14,158)
Payments received	(263,761)	(598,275)
Ending balance	$ 266,675	$ 23,750

As of December 31, 2023 and 2022, the Company has deferred revenue of $0 and $12,751, respectively.

Cost of Net Revenue

Cost of revenue for marketing campaigns represent direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenue also includes fees paid to talent, influencer procurement, and other direct costs of servicing the campaign including contract labor. Cost of revenue for subscription feeds include technology hosting fees. Lastly, cost of revenue includes amortization of the Company's intangible assets pertaining to developed technology.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and 2022, amounted to $359,533 and $247,254, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved. The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company was a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions.

The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Year Ended December 31,	
	2023	**2022**
Options	41,851,755	23,766,059
Warrants	22,556,136	22,556,136
Convertible notes	2,705,774	2,705,774
Total potentially dilutive shares	67,113,665	49,027,969

As of December 31, 2023 and 2022, there was an estimated number of 2,705,774 dilutive shares based on the terms of the Company's outstanding convertible note (see Note 9).

RAD Technologies Inc.
Notes to the Consolidated Financial Statements
As Of And For The Years Ended December 31, 2023 and 2022

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2023 and 2022, there were no deferred offering costs.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying values of the Company's accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short maturity of these instruments.

The Company's convertible note recorded is a Level 3 liability. The liability is valued using a fair value method.

The Company's convertible note (see Note 9) is valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. The fair value was determined using the intrinsic value of the notes using the fair value of the underlying common stock price at $0.18 per share and the determined conversion price of $0.18 derived from a 20% discount on the Company's Regulation CF offering at $0.18 per share.

RAD Technologies Inc.
Notes to the Consolidated Financial Statements
As Of And For The Years Ended December 31, 2023 and 2022

The Company's financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

| | Fair Value Measurements as of December 31, 2023 Using: | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
Convertible notes	$ -	$ -	$ 426,606	$ 426,606
	$ -	$ -	$ 426,606	$ 426,606

| | Fair Value Measurements as of December 31, 2022 Using: | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
Convertible notes	$ -	$ -	$ 354,314	$ 354,314
	$ -	$ -	$ 354,314	$ 354,314

The following table presents the activity of the convertible note:

	Convertible Notes
Balance, December 31, 2021	$ -
Issuance of convertible notes	500,000
Change in fair value	276,018
Debt discount	(433,753)
Amortization of debt discount	12,049
Balance, December 31, 2022	354,314
Amortization of debt discount	72,292
Balance, December 31, 2023	$ 426,606

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"),* as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022.

As of December 31, 2023 and 2022, the fair value of the convertible notes was $776,018. The carrying amount of outstanding convertible notes, net of unamortized discount was $426,606 and $354,314 as of December 31, 2023 and 2022, respectively.

___

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

The Company adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. The lease agreement is short-term in nature.

As of December 31, 2023, the Company was not a party to a lease requiring adoption of Topic 842.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (*Topic 326*): Measurement of Credit Losses on Financial Instruments ("ASC 326"). This amendment requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and forward-looking estimates. ASC 326 was adopted by the Company effective January 1, 2023. The adoption of ASC 326 did not have a material impact on the Company's consolidated financial statements or disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on the consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

5.   ATOMIC REACH AGREEMENT

The Company evaluated the Atomic Reach asset purchase agreement pursuant to ASC 805 and ASU 2017-01, Topic 805, *Business Combinations*. The Company first determined that both RAD and Atomic Reach met the definition of business as they each included inputs and a substantive process that together significantly contribute to the ability to create outputs.

Management next evaluated whether the Agreement should be accounted as a reverse acquisition, whereby the legal acquirer (RAD) is identified as the acquiree for accounting purposes and the entity (Atomic Reach) whose equity interests are acquired (legal acquiree) is the acquirer for accounting purposes. The Company determined that Atomic Reach was the accounting acquirer via ASC 810-10-55 as the Atomic Reach shareholders retained relative voting rights and the majority composition of the governing body after the consummation of the merger. Consequently, Atomic Reach applied acquisition accounting to the assets and liabilities of RAD that were acquired or assumed upon the consummation of the merger. The historical financial statements of Atomic Reach for periods ended prior to the consummation of the merger will reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada.

The legal acquirer, RAD, was the surviving legal entity and continues to issue financial statements. Although the surviving legal entity may continue, the financial reporting will reflect the accounting from the perspective of the accounting acquirer, except for the legal capital, which is retroactively adjusted to reflect the capital of the legal acquirer (accounting acquiree) in accordance with 805-40-45-1.

The acquisition method of accounting requires, among other things, that the assets acquired, and liabilities assumed in a business combination be measured at their estimated respective fair values as of the closing date of the acquisition. Intangible assets recognized in connection with this transaction represent primarily the potential economic benefits that the Company believes may arise from the acquisition as the primary element of the purchase was the developed technology.

On August 5, 2021, the Company issued 37,521,716 shares of common stock pursuant to the asset purchase agreement

Total fair value of the preliminary purchase price consideration as of August 5, 2021 was determined in accordance with ASC 805-40-55 as follows:

Number of shares owned by RAD of newly combined entity		32,505,558
Fair value of RAD's shares	$	0.12
Purchase price consideration	$	3,900,667

Purchase Price Allocation

The Company has made a allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date.

RAD Technologies Inc.
Notes to the Consolidated Financial Statements
As Of And For The Years Ended December 31, 2023 and 2022

The following table summarizes the preliminary purchase price allocation:

Cash and cash equivalents	$	286,343
Accounts receivable, net		53,854
Due from shareholders		50,676
Property and equipment, net		17,303
Accounts payable		(81,971)
Accrued expenses and other current liabilities		(8,317)
Current portion, long-term debt		(1,227,097)
Simple agreement for future equity (SAFE)		(1,010,796)
Long-term debt		(250,000)
Long-term accrued interest		(10,938)
Net assets of RAD (accounting acquiree)	$	(2,180,943)

Intangible assets of $6,081,610 acquired pursuant to the merger were identified as developed technology, which will be amortized over a useful life of five years.

Discontinued Operations

In accordance with the provisions of ASC 205-20, the Company has excluded the results of discontinued operations from its results of continuing operations in the accompanying consolidated statements of operations for the years ended December 31, 2023 and 2022. The results of the discontinued operations for the years ended December 31, 2023 and 2022 consist of the following:

	Atomic Reach, Inc.	
	Year Ended	
	December 31,	
	2023	**2022**
Net revenues	$ 92,662	$ 5,277
Operating expenses:		
General and administrative	105,901	102,655
Research and development	133	16,822
Sales and marketing	85	19,791
Total operating expenses	106,119	139,269
Operating income	(13,457)	(133,992)
Net loss on discontinued operations	$ (13,457)	$(133,992)

RAD Technologies Inc.
Notes to the Consolidated Financial Statements
As Of And For The Years Ended December 31, 2023 and 2022

The following table presents the aggregate carrying amounts of the classes of assets and liabilities of discontinued operations as of December 31, 2023 and 2022:

| | December 31, | |
	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ -	$ 106,482
Current assets of discontinued operations	$ -	$ 106,482
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,995	$ 7,805
Accrued expenses and other current liabilities	20,286	7,812
Due to shareholders	17,684	17,715
Loan payable, related party	-	92,238
Current liabilities of discontinued operations	$ 45,965	$ 125,570

The following table shows the results of cash flows of the business reported as discontinued operations for the periods ended December 31, 2023 and 2022:

| | Year Ended December 31, | |
	2023	2022
Cash flows from operating activities of discontinued operations:		
Net loss	$ (13,457)	$ (133,992)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Due to shareholders	(31)	(1,096)
Accounts payable	190	(1,525)
Accrued expenses and other current liabilities	12,473	(495)
Changes in current assets	107,764	(97,036)
Net cash provided by (used in) operating activities of discontinued operations	$ 106,939	$(234,144)
Cash flows from financing activities of discontinued operations:		
Loan payable, related party	$ (93,519)	$ 93,334
Net cash provided by (used in) financing activities of discontinued operations	$ (93,519)	$ 93,334

6.   RESTATEMENT

The Company discovered pervasive issues with its accounting and financial reporting practices during the course of the preparation and audit of these consolidated financial statements. The Company restated its previously reported consolidated financial statements for the year ended December 31, 2022 and all related disclosures due to these issues. The following are comparisons of the previously reported consolidated financial statements and the restated consolidated financial statements:

The following summarizes the changes made to the December 31, 2022 consolidated balance sheet.

	As Reported	Adjustment	As Restated
Current assets of discontinued operations	$ -	$ 106,482	$ 106,482
Current liabilities of discontinued operations	$ -	$ 125,570	$ 125,570
Cash and cash equivalents	$ 203,235	$ 5	$ 203,240
Accounts receivable, net	$ 49,917	$ (26,167)	$ 23,750
Prepaid expenses and other current assets	$ 63,364	$ (29,948)	$ 33,416
Due from affiliate parties	$ 87,513	$ (87,513)	$ -
Due from shareholders	$ 38,134	$ (25,803)	$ 12,331
Deposits	$ -	$ 36,895	$ 36,895
Subscription receivable	$ -	$ 9,990	$ 9,990
Property and equipment, net	$ 21,410	$ (11,956)	$ 9,454
Intangible assets, net	$ 4,153,317	$ 211,928	$ 4,365,245
Investments	$ 36,889	$ (36,889)	$ -
Total assets	$ 4,653,779	$ 147,024	$ 4,800,803
Accounts payable	$ 111,132	$ 21,917	$ 133,049
Accrued expenses and other current liabilities	$ 41,634	$ (3,850)	$ 37,784
Deferred revenue	$ -	$ 12,751	$ 12,751
Accrued interest	$ 39,062	$ (98)	$ 38,964
Convertible notes	$ 625,000	$ (270,686)	$ 354,314
Total liabilities	$ 1,316,828	$ (114,396)	$ 1,202,432
Common stock Class A	$ 7,086	$ 1,174	$ 8,260
Additional paid-in capital	$ 10,255,763	$ 17,441,692	$ 27,697,455
Accumulated deficit	$ (6,402,695)	$ (18,283,743)	$ (24,686,438)
Accumulated other comprehensive income	$ (523,203)	$ 1,102,297	$ 579,094
Total stockholders' equity	$ 3,336,951	$ 261,420	$ 3,598,371

The following summarizes the changes made to the December 31, 2022 consolidated statement of operations and comprehensive loss.

	As Reported	Adjustment	As Restated
Net revenues	$ 446,498	$ (39,674)	$ 406,824
Cost of net revenues	$ 318,615	$ 1,158,281	$ 1,476,896
Gross profit	$ 127,883	$ (1,197,955)	$ (1,070,072)
General and administrative	$ 3,384,276	$ (1,324,661)	$ 2,059,615
Research and development	$ 184,518	$ 690,567	$ 875,085
Sales and marketing	$ 275,597	$ 317,222	$ 592,819
Total operating expenses	$ 3,844,411	$ (316,892)	$ 3,527,519
Loss from operations	$ (3,716,528)	$ (881,063)	$ (4,597,591)
Interest income	$ 959	$ (4)	$ 955
Change in fair value of convertible notes	$ (125,000)	$ (151,018)	$ (276,018)
Gain on loan forgiveness	$ -	$ 45,960	$ 45,960
Interest expense	$ (38,502)	$ (999)	$ (39,501)
Foreign exchange gains (losses)	$ 1,680	$ (1,680)	$ -
Net loss	$ (3,877,391)	$ (1,122,796)	$ (5,000,187)
Other comprehensive loss	$ -	$ (8,143)	$ (8,143)

RAD Technologies Inc.
Notes to the Consolidated Financial Statements
As Of And For The Years Ended December 31, 2023 and 2022

The following table summarizes the changes made to the December 31, 2022 consolidated statement of cash flows.

	As Reported	Adjustment	As Restated
Net cash provided (used in) by operating activities from continuing operations	$ (2,823,150)	$ 561,415	$ (2,261,735)
Net cash provided (used in) by operating activities from discontinued operations	$ -	$ (234,144)	$ (234,144)
Net cash provided (used in) by investing activities from continuing operations	$ (13,600)	$ 13,600	$ -
Net cash provided (used in) by financing activities from continuing operations	$ 3,315,522	$ (984,422)	$ 2,331,100
Net cash provided (used in) by financing activities from discontinued operations	$ -	$ 93,334	$ 93,334

7. PROPERTY AND EQUIPMENT

As of December 31, 2023 and 2022, property and equipment consist of:

	December 31,	
	2023	**2022**
Furniture and equipment	$ 12,973	$ 12,973
Computer equipment	765	765
	13,738	13,738
Less: Accumulated depreciation	(6,532)	(4,284)
Property and equipment, net	$ 7,206	$ 9,454

Depreciation expense for the years ended December 31, 2023 and 2022 were $2,938 and $2,162, respectively.

8. INTANGIBLE ASSETS

As of December 31, 2023 and 2022, intangible assets consist of:

	December 31,	
	2023	**2022**
Developed technology	$ 6,081,610	$ 6,081,610
Less: Accumulated amortization	(2,932,688)	(1,716,366)
Intangible assets, net	$ 3,148,923	$ 4,365,245

Amortization expense for intangible assets for the years ended December 31, 2023 and 2022, were $1,216,322 and $1,216,322, respectively.

9. DEBT

Economic Injury Disaster (EIDL) loan

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020, and on August 16, 2021 the Company obtained a second loan in the amount of $250,000.

The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. Moreover, the loan is secured by the assets of the Company. As of December 31, 2023 and 2022, the principal outstanding of the loan was $500,000. During the year ended December 31, 2023, the Company made payment of $25,750 of accrued interest. Accrued interest on the loan as of December 31, 2023 and 2022, amounted to $31,964 and $38,964. Interest expense for the years ended December 31, 2023 and 2022 was $18,750 and $18,750, respectively.

Convertible Notes

The Company entered into a $500,000 ("Principal Amount") convertible note ("Note") with a related party ("Holder") on October 17, 2022 ("Issuance Date"). Unless earlier retired or converted into Conversion Shares (as defined below), the outstanding balance of this Note will be due and payable by the Company at any time on or after October 16, 2028 (the "Maturity Date") at the Company's election or upon demand by the Holder. The note is secured by all assets of the Company.

The Company may satisfy this Note in full by repaying the Principal Amount at any time within 12 months from the Date of Issuance; by repaying 130% of the Principal Amount at any time after 12 months from the Date of Issuance and prior to 24 months from the Date of Issuance: by repaying 160% of the Principal Amount at any time after 24 months from the Date of Issuance and prior to 36 months from the Date of Issuance; or, by repaying 200% of the Principal Amount at any time after 36 months from the Date of Issuance. The Holder may accelerate the payment of this Note at any time after 24 months from the Date of Issuance and require the Company satisfy the Note in full by repaying the Principal Amount. The repayment amount effective as of December 31, 2023 and 2022 was $650,000 and $500,000, respectively. During the year ended December 31, 2023, the Company incurred $150,000 in connection with this Note, all of which was accrued at December 31, 2023.

At any time on or after the date of issuance, at the election of the Holder, the Note will convert into that number of Common Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance of this note on the date of such conversion by the applicable Conversion Price. Conversion Price means (rounded to the nearest 1/10th of one cent) the lower of: (i) the product of 100% less the discount of 20% and (y) the lowest per share purchase price of the equity securities issued in the next equity financing; and (ii) the lowest per share purchase price of the equity securities issued in the Crowd Funding Financing. Crowd Funding Financing means the sale (or series of related sales) by the Company of its equity securities through the WeFunder crowd funding platform which was launched in 2022.

In connection with the convertible notes, the Company granted an aggregate of 19,850,818 warrants to the holder with an exercise price of $0.18 per share. The fair value of the relative debt warrants was $433,753, which was recognized as a debt discount and being amortized to interest expense over the life of the notes. During the years ended December 31, 2023 and 2022, amortization of debt discount was $72,292 and $12,049, respectively. As of December 31, 2023 and 2022, convertible note payable, net of unamortized discount of $349,412 and $421,704, was $426,606 and $354,314, all respectively, for the Note.

In the event any amounts remain outstanding on this Note after 12 months following the Date of Issuance, Holder, at its sole discretion, may require Company to seek the sale, merger, or disposition of the Company and/or its assets.

The fair value of the convertible note was $776,018 as of December 31, 2023 and 2022.

10. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 200,000,000 shares of Class A common stock at a par value of $0.0001 and 50,000,000 shares of Class B non-voting common stock at a par value of $0.0001. The Class A and Class B common stock are identical except with respect to voting rights, to which Class B common stockholders do not have voting rights.

Stock Transactions

During the year ended December 31, 2022, the Company issued 12,076,957 shares of Class A common stock pursuant to Regulation CF for aggregate proceeds of $1,951,894, net of offering costs.

During the year ended December 31, 2022, the Company issued 200,500 shares of Class A common stock for aggregate proceeds of $31,745 in cash. As of December 31, 2022, subscription receivable was $9,990, which was collected in 2023.

During the year ended December 31, 2023, the Company issued 14,915,592 shares of Class A common stock and 4,740,409 shares of Class B common stock pursuant to Regulation CF for aggregate proceeds of $2,659,336 and $1,125,000, net of offering costs, respectively. During the year ended December 31, 2023, the Company issued 1,289,894 shares of Class B common stock pursuant to Regulation CF for aggregate subscribed amount of $364,800 recorded in subscription receivable.

During the year ended December 31, 2023, the Company issued 902,265 shares of Class A common stock for aggregate proceeds of $165,000 in cash.

As of December 31, 2023 and 2022, there were 98,415,337 and 82,597,480 shares of Class A common stock issued and outstanding, respectively.

As of December 31, 2023, there were 6,030,303 shares of Class B common stock issued and outstanding.

11. WARRANTS

In connection with the October 2022 convertible notes (see Note 9), the Company issued 19,850,818 warrants to purchase common stock. The warrants have an exercise price of $0.18 per share, are immediately exercisable and have a term of 10 years. The fair value of the relative warrants was $433,753, which was recognized as a debt discount and being amortized to interest expense over the life of the convertible notes.

A summary of information related to warrants is as follows:

	Warrants	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2021	2,705,318	$	0.21	$	126,692
Granted	19,850,818		0.18		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2022	22,556,136		0.19	$	203,608
Granted	-		-		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2023	22,556,136	$	0.19	$	237,699
Exercisable as of December 31, 2023	22,556,136	$	0.19	$	237,699
Exercisable as of December 31, 2022	22,556,136	$	0.19	$	203,608

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year Ended December 31,	
	2023	**2022**
Risk-free interest rate	n/a	4.24%
Expected term (in years)	n/a	5.00
Expected volatility	n/a	70%
Expected dividend yield	n/a	0%

12. EQUITY INCENTIVE PLAN

The Company's Board of Directors adopted an Equity Incentive Plan in 2022 (the "Plan"), to attract, incentivize and retain employees, outside directors and consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or Restricted stock and only Employees are eligible for the grant of ISOs. The Plan is effective for a term of ten years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 44,897,910 shares of common stock. As of December 31, 2023, there were 3,046,155 of options available for issuance.

To the extent that the aggregate fair market value of shares with respect to which options designated as incentive stock options are exercisable for the first time by any optionee during any calendar year (under all plans of the Company or any parent or subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the option agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a ten percent holder, the term of the option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the option agreement.

RAD Technologies Inc.
Notes to the Consolidated Financial Statements
As Of And For The Years Ended December 31, 2023 and 2022

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	21,067,814	$ 0.12	$ 11,850
Granted	2,698,245	0.18	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2022	23,766,059	0.13	$ 1,398,796
Granted	18,085,696	0.20	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2023	41,851,755	$ 0.16	$ 1,458,006
Exercisable as of December 31, 2023	21,882,211	$ 0.13	$ 1,430,667
Exercisable as of December 31, 2022	20,307,361	$ 0.12	$ 1,344,574

	December 31,	
	2023	2022
Weighted average grant-date fair value of options granted during year	$ 0.13	$ 0.12
Weighted average duration (years) to expiration of outstanding options at year-end	8.46	8.52

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2023	2022
Risk-free interest rate	3.47% - 4.71%	2.93% - 4.31%
Expected term (in years)	6.27	6.02 - 6.27
Expected volatility	70%	70%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2023 and 2022 was $2,360,227 and $328,248, respectively. Stock-based compensation expense for stock options of $343,245 and $850,855, was recognized under FASB ASC 718 for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $2,390,667 as of December 31, 2023 and will be recognized over a weighted average period of 3.58 years as of December 31, 2023.

Classification

Stock-based compensation expense for stock options was classified in the consolidated statements of operations as follows:

	Year Ended December 31,	
	2023	2022
General and administrative	$ 343,245	$ 729,657
Research and development	-	82,426
Sales and marketing	-	38,772
	$ 343,245	$ 850,855

RAD Technologies Inc.
Notes to the Consolidated Financial Statements
As Of And For The Years Ended December 31, 2023 and 2022

13. RELATED PARTY TRANSACTIONS

Due to from Related Parties

As of December 31, 2023 and 2022, the Company had $8,632 and $12,331, respectively, in amounts due from officers. The amounts are unsecured, non-interest bearing and due on demand.

Convertible Note

On October 7, 2022, the Company issued a convertible note in the amount of $500,000 to an existing major shareholder. See Note 9 for further detail.

14. INCOME TAXES

The provision for income taxes for the years ended December 31, 2023 and 2022 consists of the following:

	December 31,	
	2023	**2022**
Current	$ -	$ -
Deferred	-	-
Provision for income taxes	$ -	$ -

 A reconciliation of the U.S federal income tax rate to the Company's effective tax rate for the years ended December 31, 2023 and 2022 is as follows:

	December 31,	
	2023	**2022**
U.S federal statutory income tax	21.00%	21.00%
State tax rate, net of federal benefit	6.98%	6.98%
Nondeductible expenses	(2.67%)	(7.81%)
Nontaxable income	-	0.31%
Change in valuation allowance	(25.32%)	(20.49%)
Effective tax rate	-	-

Significant components of the Company's deferred tax assets as of December 31, 2023 and 2022 are as follows:

	December 31,	
	2023	**2022**
Deferred tax assets:		
Net operating loss carryover	$ 4,179,842	$ 3,325,610
Depreciation and amortization	36,252	123,887
Deferred tax assets	4,216,094	3,449,497
Valuation allowance	(4,216,094)	(3,449,497)
Net deferred tax assets	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal years ending December 31, 2023 and 2022, the Company had US cumulative net operating loss ("NOL") carryforwards of approximately $3.96 million and $2.18 million, and Cannada NOL of approximately $18.11 million and $20.48 million, all respectively. Utilization of some of NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The US NOL carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Canada NOL expires after 20 years.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to future realization of available deferred tax assets. As of the year ended December 31, 2023, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carry forwards, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

The Company is currently arrears on its income tax returns, and may be subject to interest and penalties.

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

16.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through August 9, 2024, which is the date the consolidated financial statements were available to be issued.

In 2024, the Company completed a financing round pursuant to Regulation CF, issuing 10,580,538 shares of Class B Common Stock, representing $3,379,759 in gross proceeds.

In 2024, the Company completed a financing round pursuant to rule 506(c) of Regulation D, issuing 1,747,112 shares of Class A Common Stock, representing $593,310 in gross proceeds.

There have been no other events or transactions during this time which would have a material effect on these financial statements.